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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               AMERICASBANK CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   03061G 30 2
                                 (CUSIP Number)

                                  March 6, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)
         [ X ]  Rule 13d-1(c)
         [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 03061G 30 2

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS;
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Resource America, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          265,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            265,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            265,000
________________________________________________________________________________
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.94%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

            CO
________________________________________________________________________________

CUSIP No. 03061G 30 2

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS;
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Resource Financial Fund Management, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          265,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            265,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            265,000
________________________________________________________________________________
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.94%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

            CO
________________________________________________________________________________

CUSIP No. 03061G 30 2

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS;
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Resource Financial Institutions Group, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          265,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            265,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            265,000
________________________________________________________________________________
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.94%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

            CO
________________________________________________________________________________





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 Item 1.

         (a)  Name of Issuer

                  AmericasBank Corp., a Maryland corporation (the "Company").

         (b)  Address of Issuer's Principal Executive Offices

                  500 York Road
                  Towson, Maryland 21204

Item 2(a)  Name of Person Filing
Item 2(b)  Address of Principal Business Office or, if none, Residence
Item 2(c)  Citizenship

                  Resource America, Inc.
                  1845 Walnut Street, 10th Floor
                  Philadelphia, PA 19103
                  Delaware corporation

                  Resource Financial Fund Management, Inc.
                  1845 Walnut Street, 10th Floor
                  Philadelphia, PA 19103
                  Delaware corporation

                  Resource Financial Institutions Group, Inc.
                  712 5th Avenue, 10th Floor
                  New York, New York 10019
                  Delaware corporation

Item 2(d)  Title of Class of Securities

                  Common Stock, $0.01 par value per share ("Common Stock")

Item 2(e)  CUSIP Number

                  03061G 30 2

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)  [  ]   Broker or dealer registered under Section 15 of the Act
                     (15 U.S.C. 78o).

         (b)  [  ]   Bank as defined in Section 3(a)(6) of the Act
                     (15 U.S.C. 78c).

         (c)  [  ]   Insurance company as defined in Section 3(a)(19) of the
                     Act (15 U.S.C. 78c).


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         (d)  [  ]   Investment company registered under Section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)  [  ]   An investment adviser in accordance with
                     ss.240.13d-1(b)(1)(ii)(E);

         (f)  [  ]   An employee benefit plan or endowment fund in accordance
                     with ss.240.13d-1(b)(1)(ii)(F);

         (g)  [  ]   A parent holding company or control person in accordance
                     with ss.240.13d-1(b)(1)(ii)(G);

         (h)  [  ]   A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)  [  ]   A church plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment
                     Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [  ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

                  As of the date of this filing, Resource America, Inc., a publicly-held corporation ("RAI"), Resource Financial Fund Management, Inc. ("RFFM") and Resource Financial Institutions Group, Inc. ("RFIG"), each may be deemed the beneficial owner of (i) 95,045 shares of Common Stock held by Compass Island Partners, L.P., (ii) 62,810 shares of Common Stock held by Cradle Cove Partners, L.P. and (iii) 107,145 shares of Common Stock held by Compass Island Partners A, L.P. (each entity referred to in (i) through (iii) is herein referred to as a "Fund" and, collectively, as the "Funds").

                  RFIG is the general partner and acts as the investment manager of each of the Funds and has voting and dispositive power over the securities held by the Funds. RFIG is a wholly-owned subsidiary of RFFM. RFFM is a wholly-owned subsidiary of RAI. As a result, RFIG, RFFM and RAI may be deemed to beneficially own all shares of Common Stock held by the Funds, an aggregate of 265,000 shares of Common Stock. RFFM and RAI each disclaim beneficial ownership of the shares of Common Stock owned by the Funds and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

         (b) Percent of class:

                  Based on the quarterly report on Form 10-QSB filed by the Company on May 11, 2006, there were 2,666,702 shares of Common Stock outstanding as of May 5, 2006. Therefore, each of RFIG, RFFM and RAI may be deemed to beneficially own 9.94% of the outstanding shares of Common Stock.


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         (c) Number of shares as to which each Reporting Person has:

               (i) Sole power to vote or to direct the vote

                           0

              (ii) Shared power to vote or to direct the vote

                           See Item 4(a) above.

             (iii) Sole power to dispose or to direct the disposition of

                           0

              (iv) Shared power to dispose or to direct the disposition of

                           See Item 4(a) above.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         This Schedule 13G is filed by RAI, RFFM and RFIG with respect to Common Stock held by RFIG's investment funds. Each limited partner of each fund has the right to receive dividends from, and the proceeds from the sale of, securities held in each fund. No such limited partner has any of the foregoing rights with respect to more than five percent of the class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable

Item 9.  Notice of Dissolution of Group

         Not applicable

Item 10. Certification

         By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    RESOURCE AMERICA, INC.

                                           /s/   Darshan V. Patel
                                    --------------------------------------------
                                    Name:  Darshan V. Patel
                                    Title:  Vice President


                                    RESOURCE FINANCIAL FUND MANAGEMENT, INC.


                                           /s/   Darshan V. Patel
                                    --------------------------------------------
                                    Name:  Darshan V. Patel
                                    Title: Vice President, Chief Legal Officer,
                                           Chief Compliance Officer and
                                           Secretary


                                    RESOURCE FINANCIAL INSTITUTIONS GROUP, INC.


                                           /s/   Shivan Govindan
                                    --------------------------------------------
                                    Name:  Shivan Govindan
                                    Title:  Vice President




Date: August 8, 2006

                                    EXHIBIT A
              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this
Exhibit is attached, and such Schedule 13G is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date: August 8, 2006





                                    RESOURCE AMERICA, INC.

                                           /s/   Darshan V. Patel
                                    --------------------------------------------
                                    Name:  Darshan V. Patel
                                    Title:  Vice President


                                    RESOURCE FINANCIAL FUND MANAGEMENT, INC.


                                           /s/   Darshan V. Patel
                                    --------------------------------------------
                                    Name:  Darshan V. Patel
                                    Title: Vice President, Chief Legal Officer,
                                           Chief Compliance Officer and
                                           Secretary


                                    RESOURCE FINANCIAL INSTITUTIONS GROUP, INC.


                                           /s/   Shivan Govindan
                                    --------------------------------------------
                                    Name:  Shivan Govindan
                                    Title:  Vice President